FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”)
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

January 8, 2008.

3.

News Release

A news release was issued by the Corporation on January 8, 2008 through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announced the appointment of John A. Clarke as the Corporation’s Vice President and Chief Financial Officer. In addition, the Corporation reported that the formal supplemental information response for the Hammerstone Project has been filed with Alberta Environment.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated January 8, 2008 which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO  (403) 262-1838

9.

Date of Report

January 8, 2008.

SCHEDULE “A”

NEWS RELEASE

BIRCH MOUNTAIN APPOINTS NEW CFO AND ACHIEVES REGULATORY MILESTONE

CALGARY, January 8, 2008 – Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) announces that John A Clarke, CIA, MBA, FCA has been appointed to the position of Vice President and Chief Financial Officer. In addition, the formal supplemental information response for the Hammerstone Project has been filed with Alberta Environment.

Joel Jarding, President and Chief Operating Officer states, “I am very pleased that John has joined the Company as CFO. The board and the management team will benefit from his many years of experience in senior financial and business management positions. John has spent the last 25 years in the Alberta oil sands industry and has hands-on experience in strategic planning and field operations with Synenco Energy Inc., Syncrude Canada Ltd., and Jacobs Canada Ltd. in many capacities including Treasurer and Project Controller.”

In joining the Company John says, “Birch Mountain provides me with an opportunity to contribute to the ongoing Muskeg Valley Quarry operation as well as add value to the Hammerstone Project using my skills as a chartered accountant and industry experience gained in the oil sands. I also bring governance experience from years working in both pension management and the accounting profession.” Birch Mountain’s previous CFO Hansine Ullberg will continue on a part-time basis, providing continuity in the accounting function.

In other organizational changes, Derrick Kershaw will take on the newly formed position of Senior Vice President Marketing and Investor Relations, recognizing his broad network of contacts within the oil sands industry. Scott Rose has been promoted to Operations Manager for the Muskeg Valley Quarry. In his new role, Scott will focus on developing and executing the cost containment quarry plan.

In announcing these moves, Joel says, “I am confident these organizational changes will produce a significant positive impact on our future business.  I am optimistic about 2008; we closed the $31.5 million financing on December 24th and the strategic review, initiated by the Board of Directors in September 2007, will be on-going as we continue with our operational growth and development of the Hammerstone Project.”

Joel continues, “In December, we also completed the timely filing of the Supplemental Information Response in support of the Hammerstone Environmental Impact Assessment, (EIA). This is a major milestone towards achieving regulatory approval in 2008 for quicklime production beginning as planned in 2009.”

Company Contacts: Birch Mountain Resources Ltd: Tel (403) 262 1838, Fax (403) 263-9888, www.birchmountain.com. Equity Communications: Steve Chizzik, Tel (908) 688-9111, Fax (908) 686-9111.

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.